UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DiDi Global Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

23292E108**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 23292E108 has been assigned to the American Depositary Shares (“ADSs”) of DiDi Global Inc. (the “Issuer”), which are traded on the OTC Markets under the symbol “DIDIY.” Four ADSs represent one Class A Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23292E108	SCHEDULE 13G/A	Page 1 of 7

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 80,525,983
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 80,525,983
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,525,983
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 23292E108	SCHEDULE 13G/A	Page 2 of 7

1.	Names of Reporting Persons THL A11 Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 23292E108	SCHEDULE 13G/A	Page 3 of 7

1.	Names of Reporting Persons Huang River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 77,316,905
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 77,316,905
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,316,905
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 23292E108	SCHEDULE 13G/A	Page 4 of 7

Item 1(a).	Name of Issuer:

DiDi Global Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

DiDi Xinchenghai, Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing, People’s Republic of China

Item 2(a).	Name of Person Filing:

Tencent Holdings Limited

THL A11 Limited

Huang River Investment Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

Principal business office for Tencent Holdings Limited and Huang River Investment Limited:

Level 29, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong

Registered office for THL A11 Limited:

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110,

British Virgin Islands

Item 2(c).	Citizenship:

Tencent Holdings Limited — Cayman Islands

THL A11 Limited — British Virgin Islands

Huang River Investment Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00002 per share. Four ADSs represent one Class A Ordinary Share.

Item 2(e).	CUSIP Number:

CUSIP number 23292E108 has been assigned to the ADSs of the Issuer, which are traded on the OTC Markets under the symbol “DIDIY.” Four ADSs represent one Class A Ordinary Share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

CUSIP No. 23292E108	SCHEDULE 13G/A	Page 5 of 7

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

The ownership information represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2023.

Percent of class determined is based on 1,097,544,294 Class A Ordinary Shares of the Issuer outstanding as of February 28, 2023, as disclosed in the annual report on Form 20-F filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023.

As of December 31, 2023, Tencent Holdings Limited may be deemed to have beneficial ownership over 77,316,905 Class A Ordinary Shares (including 1,539,125 Class A Ordinary Shares represented by 6,156,500 ADSs) held of record by Huang River Investment Limited, 1,918,974 Class A Ordinary Shares represented by 7,675,896 ADSs held of record by THL E Limited and 1,290,104 Class A Ordinary Shares held of record by Tencent Growthfund Limited, all of which are controlled by Tencent Holdings Limited.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

As of December 31, 2023, THL A11 Limited ceased to be the beneficial owner of more than five percent of the Class A Ordinary Shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 23292E108	SCHEDULE 13G/A	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2024

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

THL A11 LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13G/A - Didi Global Inc.]

CUSIP No. 23292E108	SCHEDULE 13G/A	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement